Orbis

Grupa Hotelowa

Warsaw, 2006-03-13

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

06012017

Ref.: 82-5025

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current report no 2/2006.
Best regards

Krzysztof Gerula

I Vice-President

dlw 3/29

- Current report no 2/2006

The Management Board of "Orbis" S.A. hereby informs about receipt, from BZ WBK AIB Asset Management SA of a notice with a wording as follows below:
Acting by virtue of Article 69 section 1 point 1) in conjunction with Article 87 section 1 point 3) letter b) of the Act dated July 29, 2005, on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (official journal "Dz.U." No 184, item 1539), BZ WBK AIB Asset Management SA hereby informs that as a result of share acquisition transaction, cleared on March 7, 2006, the ratio of the aggregate number of votes of BZ WBK AIB Asset Management SA clients in the General Meeting of Orbis Spółka Akcyjna has exceeded 10% of the total number of votes.
Prior to the change in shareholding, referred to hereinabove, the clients of BZ WBK AIB Asset Management SA held 4,601,421 shares in ORBIS S.A., which equaled 9.99% of the Company's share capital. These shares carried 4,601,421 votes, i.e. 9.99% of the total number of votes.
On March 7, 2006, clients of BZ WBK AIB Asset Management SA held 4,672,854 shares in ORBIS S.A. on their securities accounts managed by BZ WBK AIB Asset Management SA. The said shares represented 10.14% of the Company's share capital and carried 4,672,854 votes, accounting for 10.14% of the overall number of votes.
Pursuant to Article 69 section 4 point 4) of the Act dated July 29, 2005, on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (official journal "Dz.U." No 184, item 1539), the Company further informs that BZ WBK AIB Asset Management SA clients might reduce or expand their capital exposure in the company ORBIS SA. Potential decisions as regards acquisition or sale of shares in the said company will depend on the Company's standing, evaluation of this standing as well as market conditions. Decisions on prospective acquisition or sale of shares in the company will also be impacted by the value of assets managed by BZ WBK AIB Asset Management SA. Acquisition of shares in ORBIS SA by BZ WBK AIB Asset Management SA on behalf of its clients is targeted exclusively at the growth in the value of client's investments as a result of realization of the fundamental value of the company's shares.